# Certificate of Amendment of Articles of Incorporation

The undersigned certify that:

1.  They are the **president** and the **secretary**, respectively, of MassGenie, a California corporation, with California Entity Number *81-2225444*.

2.  Article 5(a) and 5(b) of the Articles of Incorporation of this corporation is amended to read as follows:

    5(a) The Corporation is authorized to issue two classes of shares, each with $0.001 as par value, designated "Common Stock" and "Preferred Stock", respectively. The total number of shares of Common Stock authorized is 10,250,000. The total number of shares of Preferred Stock authorized is 10,000,000."

    5(b) The Common Stock of the Corporation may be issued from time to time in three series designated, respectively, "Series A Voting Common", of which the Corporation is authorized to issue 5,000,000 shares, "Series CF Voting Common" of which the Corporation is authorized to issue 250,000 shares of which 87,318 shares are solely designed to be sold via Netcapital Funding Portal Inc. and "Series B Nonvoting Common" of which the Corporation is authorized to issue 5,000,000 shares. The rights, preferences, privileges, and restrictions of Series A Voting Common, Series CF Voting Common and Series B Nonvoting Common shall be equal in all respects except that unless otherwise provided by law, the holders of shares of Series A Voting Common and Series CF Voting Common shall have and possess the exclusive right to notice of shareholders' meetings and the exclusive voting rights and power to vote upon the election of directors or upon an other matter and the holders of shares of Series B Nonvoting Common shall not be entitled to notice of any shareholders' meetings or to vote upon the election of directors or upon any other matters.

3.  The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4.  The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is . The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: *12/16/2021*



Bruce Watanabe, President



Bruce Watanabe, Secretary

3892254

FILED
Secretary of State
State of California

APR - 1 2016

IPC

# ARTICLES OF INCORPORATION

# OF

# MassGenie

1. The name of the corporation is MassGenie

2. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

3. The name of this corporation's initial agent for service of process is:

Legalzoom.com, Inc.

4. The initial street address of this corporation is 1821 Holiday Road, Newport Beach, California 92660.

5. a) The corporation is authorized to issue two classes of shares, each with $0.001 as par value, designated "Common Stock" and "Preferred Stock", respectively. The number of shares of Common Stock authorized to be issued is 10,000,000 and the number of shares of Preferred Stock authorized to be issued is 10,000,000.

b) The Preferred Stock may be issued from time to time in such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. Subject to compliance with applicable protective voting rights which may be granted to the Preferred Stock or any series of Preferred Stock in Certificates of Determination or the corporation's Articles of Incorporation, the Board of Directors is also authorized, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of the shares of that series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

6. The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

7. This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

8. Any repeal or modification of the foregoing provisions of Sections 6 and 7 by the shareholders of this corporation shall not adversely affect any right or protection of an agent of this corporation existing at the time of such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, declare that I am the person who executed these Articles of Incorporation, which execution is my act and deed.

Executed on 3/29/2016.



_____

LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary